

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

<u>Via E-mail</u>
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

     **Re: Yahoo! Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 1, 2013
           File No. 000-28018**

Dear Ms. Mayer:

We have reviewed the filing referenced above and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 33</u>

1.   On page 15 you state that a key to your strategy is focusing on mobile devices. We note from your fourth quarter 2012 and first quarter 2013 earnings calls that you saw an increase in mobile traffic volume, and that you surpassed 300 million mobile users in the first quarter. In addition, during your first quarter earnings call, you provided corollary disclosures related to advertising pricing gaps between mobile and desktop platforms. Please tell us what consideration you gave to disclosing trends or uncertainties in this transition on your business, including but not limited to changes in

platform mix, impact on growth in desktop queries, impact on margins, and whether the type of mobile device being used (e.g., tablet, smartphone) impacts pricing. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream as compared to others in your industry. Please refer to Item 303(a)(3)(ii) of Regulation S-K. Further, please describe to us any additional mobile-related metrics that you use to manage and analyze this evolving market (e.g., unique mobile users). We refer you to Section III.B of SEC Release 33-8350.

Results of Operations

Revenue, page 42

2.   On page 43 you disclose that the increase in search revenue in the Americas region resulted from an increase in sponsored searches on Yahoo! Properties and higher revenue per search. On page 13 you include maintaining and expanding your Affiliate program for search and display advertising services as a factor influencing the company's ability to retain and grow display and search revenue. We further note management statements from the fourth quarter 2012 earnings call that you added volume and overall traffic through Affiliate-hosted Search. Please tell us what consideration was given to separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates as well as any differences in operating margins of revenues earned through Yahoo! Properties compared to revenues earned through Affiliates. If there are any trends in the proportion of revenues earned through Yahoo! Properties compared to Affiliates, tell us what consideration was given to discussing such trends and any impact on results. Please refer to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

Operating costs and expenses, page 46

3.   Please tell us the amount of legal costs incurred related to the Mexico matter and when these costs were recorded.

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Risk, page 70

4.   On page 71 you disclose that revenue under the Search Agreement with Microsoft represented more than 10% of the company's revenue during 2011 and 2012.   Please tell us what consideration was given to quantifying the percentage or amount of revenues

attributable to the Microsoft arrangement to more clearly demonstrate the significance of this concentration. Please refer to paragraphs 50-16 through 50-20 of ASC 275-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief